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February 25, 2020	Deborah Bielicke Eades Shareholder +1 312 609 7661 deades@vedderprice.com

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Columbia Funds Series Trust II (the “Registrant”)

File No. 811-21852

To the Commission:

On behalf of the Registrant, electronically transmitted herewith is the Registrant’s Registration Statement on Form N-14 (the “Registration Statement”) relating to the issuance of shares of the Registrant in connection with the reorganizations (the “Reorganizations”) of each of Columbia Global Energy and Natural Resources Fund, a series of Columbia Funds Series Trust I, and Columbia Global Infrastructure, a series of the Registrant, (together, the “Target Funds”) into Columbia Global Equity Value Fund, a series of the Registrant. The Registration Statement relates to one of a series of reorganizations of funds advised by Columbia Management Investment Advisers, LLC and/or its affiliates that will be filed as of the date hereof or in the near term (the “Other Columbia Reorganizations”).1 The structure of the Reorganizations and the Other Columbia Reorganizations are substantially similar and the Registration Statement and the registration statements for the Other Columbia Reorganizations contain substantially similar disclosures with respect to common matters and are organized in a substantially similar.

It is anticipated that this Registration Statement will become effective on March 26, 2020 pursuant to Rule 488 under the Securities Act of 1933, as amended (the “1933 Act

If you have any questions or comments regarding the Registration Statement, please call the undersigned at (312) 609-7661.

[1]

We note that, in addition to the Registration Statement, the Registrant, Columbia Funds Series Trust (File No. 811-09645) and Columbia Funds Series Trust I (File No. 811-04367) have each filed a separate, but identical, registration statement on Form N-14 as of the date hereof relating to the Other Columbia Reorganizations.

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U.S. Securities and Exchange Commission

February 25, 2020

Sincerely,

/s/ Deborah Bielicke Eades
Deborah Bielicke Eades
Shareholder